SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: December 20, 2004	By:	Signed:	G.A. Feigel

		Name:	G.A. Feigel
		Title:	Assistant Corporate Secretary

News Release

THE GOVERNMENT OF CANADA AND CANADIAN PACIFIC RAILWAY MAKE JOINT INVESTMENT TO INCREASE
SECURITY AT NORTH AMERICA’S BUSIEST TRADE GATEWAY

Windsor, Ontario, December 20, 2004 — Rail cargo security at Canada’s busiest border crossing will be further increased thanks to investments by the Government of Canada and Canadian Pacific Railway (CPR). The Honourable John Godfrey, Minister of State (Infrastructure and Communities), the Honourable Jean C. Lapierre, Minister of Transport, and Rob Ritchie, President and Chief Executive Officer of CPR, today announced a joint investment of over $8 million to secure a 7.5-km CPR rail corridor from Walker Road in Windsor to the U.S. border. This will be accomplished by protecting that length of track and preparing the site for the installation, by the U.S. government, of a Vehicle and Cargo Inspection System (VACIS). This is a state-of-the-art security system designed for rail cargo inspection.

The VACIS system will be used to scan contents of freight cars and containers as trains roll by slowly.

“The Windsor Gateway is the busiest international trade corridor in North America and Canada’s single largest border crossing point for trade and traffic with the United States. The Government of Canada remains committed to a safe and secure border, and projects like this one contribute to this objective,” stated Minister Godfrey. “We continue to work with our colleagues in the U.S. and our partners here in Canada to deliver improved security measures through investments in border infrastructure.”

“Securing our border in Windsor is essential to the continued movement of goods to the United States,” said Minister Lapierre. “The security of this rail corridor in Windsor and application of this technology are essential and will continue to improve our good relations with our biggest trading partner to the south.”

“Trans-border movement of goods remains a critically important and growing aspect of the Canadian economy,” Mr. Ritchie said. “This is also true regarding CPR’s cross-border service. No border location is more critical to trade than the Windsor-Detroit crossing, which includes the Detroit River rail tunnel. Our funding partnership will ensure that this essential rail traffic remains safe and secure, while maintaining fluid trade flow, with fewer interruptions and shorter delays. This is a good thing for U.S.-Canada trade relations, as well as the freight industry as a whole.”

The Windsor location is unique and distinct from other rail crossings with a requirement for tailored solutions. The location of the CPR line, which runs under the Detroit River through a tunnel, makes it impractical to install the VACIS facility at the precise border point on either side of the river. Because of the distance of the VACIS facility from the border and the particularities of this rail border crossing, extensive security measures are required. The Government of Canada and CPR have each committed up to $4.12 million to secure the 7.5-km rail corridor leading to the border and to prepare the site on the rail right of way, east of Walker Road, in Windsor, for the installation of the VACIS system.Infrastructure investments will include the installation of state-of-the-art surveillance technology stretching from the Walker Road site to the portal of the Detroit River rail tunnel and fencing to secure the site. It will also include track reconfigurations, and signal and communications modifications. These improvements will create a secure zone through which scanned trains can proceed into the United States.

The VACIS system is an effective, safe and flexible means of detection. It scans the contents of freight cars as trains roll by at no more than 7 to 10 km per hour, causing minimal disruption to the flow of goods at border crossing inspection stations. A one-mile long train can be scanned in about 10 minutes.

VACIS technology is already in use at other Canada-U.S. border crossings on CPR rail lines. CPR has absorbed the entire cost of associated necessary investments at Rouses Point, New York; Noyes, Minnesota; and Portal, North Dakota. These investments include new rail sidings, siding extensions and buildings to house operations and security equipment.

The federal government’s contribution to this project comes from the Border Infrastructure Fund (BIF), which is helping improve some of the busiest Canada-United States border crossings so vital for the economic growth and prosperity of the country. The $600 million BIF supports the initiatives in the Smart Borders Action Plan by reducing border congestion, increasing safety and security, and expanding infrastructure capacity over the medium term.

All projects are subject to federal requirements under the Canadian Environmental Assessment Act.

For more information, please contact:

Carla Ventin
Office of the Minister of State	Paul Thurston
(Infrastructure and Communities)	Canadian Pacific Railway
(613) 948-2688	(416) 595-3032
Irène Marcheterre	Infrastructure Canada
Office of the Federal Minister of Transport	(613) 948-1148
(613) 991-0700